Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP ANNOUNCES THE REPRICING OF ITS TERM LOAN B-2

Valcourt, Quebec, October 4th, 2023 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) announced today that it successfully repriced its US$ 496 million Term Loan B-2 tranche due December 2029, effectively reducing the average interest rate of its term facility.

Pursuant to this repricing, the applicable margin on the Term Loan B-2 tranche was reduced by 75 basis points, from a rate of Term SOFR plus 3.50% to a rate of Term SOFR plus 2.75%. The other terms and conditions remained the same, including the maturity date of December 13, 2029.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines and exploring new low voltage and human assisted product categories. Headquartered in Quebec, Canada, BRP has annual sales of CA$10 billion from over 130 countries and a global workforce of close to 23,000 driven, resourceful people.

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

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Émilie Proulx	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com